February 7, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3561

Attention: Mr. Jay Ingram

Re:	Tronox Incorporated

Tronox Limited

Registration Statement on Form S-4

Filed December 30, 2011

File No. 333-178835

Dear Mr. Ingram,

This letter is being furnished by Tronox Incorporated, a Delaware corporation (“Tronox Incorporated”), and Tronox Limited, a public company registered under the laws of the State of Western Australia, Australia (“Tronox Limited” and together with Tronox Incorporated, the “Registrants”) in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated January 26, 2012 to Michael Foster, General Counsel of Tronox Incorporated, with respect to the Registrants’ Registration Statement on Form S-4 (File No. 333-178835) (the “Registration Statement”) that was filed with the Commission on December 30, 2011.

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Registrants’ response to each of the numbered comments immediately below each numbered comment. Responses with respect to comments regarding information about Exxaro Resources Limited (“Exxaro”) are based on information provided by Exxaro.

In addition, the Registrants are hereby filing Amendment No. 1 (“Amendment No. 1”) to the Registration Statement. Amendment No. 1 has been revised to reflect the Registrants’ responses to the comments from the Staff and to incorporate certain other updating and conforming changes. All page numbers in the responses below refer to Amendment No. 1, except as otherwise noted. We have enclosed a courtesy package, which includes (i) four copies of Amendment No. 1, all of which have been marked to show changes from the initial filing of the Registration Statement, and (ii) a package of supplemental information as indicated in the responses below.

Tronox Incorporated

Tronox Limited

3301 NW 150th Street, Oklahoma City, OK 73134-2009

United States Securities and Exchange Commission

Division of Corporation Finance

General

1.	Staff’s comment: Please provide us with copies of all materials prepared by the company’s financial advisors and shared with each respective board of directors and its representatives. This includes copies of the board books and all transcripts, summaries and video presentation materials.

Response: In response to the Staff’s comment the Registrants are providing supplementally all materials prepared by their financial advisors and shared with each respective board of directors and its representatives.

2.	Staff’s comment: Please provide us supplementally with all financial information including the financial forecasts and projections discussed on pages 230 and 232 of the filing. It appears that Exxaro may have disclosed financial projections to Goldman Sachs and Moelis, which were used by them in preparing their respective analyses relating to their fairness opinions. Please revise the appropriate sections of the registration statement to disclose such financial projections.

Response: In response to the Staff’s comment the Registrants have revised the disclosure on page 255 of the Registration Statement to include financial projections provided by Exxaro to Goldman Sachs and Moelis. Additionally, the Registrants are providing supplementally all financial information including the financial forecasts and projections discussed on pages 255 and 257 of the Registration Statement.

3.	Staff’s comment: Please file all exhibits with your next amendment or otherwise supply us with drafts of the legal and tax opinions.

Response: In response to the Staff’s comment the Registrants are providing supplementally drafts of Exhibits 5.1, 5.2 and 8.1. The Registrants intend to file all remaining exhibits in advance of the effectiveness of the Registration Statement.

4.	Staff’s comment: We note disclosure about the registration rights agreement discussed on page F-107 of the financial statements. Please tell us whether this agreement will continue to be effective after the closing of the Transaction, and if so, what consideration you have given to discussing it in an appropriate section of the registration statement and filing it as an exhibit thereto.

Response: The registration rights agreement discussed on page F-110 of the financial statements will no longer be effective after the closing of the Transaction as the securities referenced therein will no longer be outstanding.

United States Securities and Exchange Commission

Division of Corporation Finance

5.	Staff’s comment: The disclosure on page F-178 relating to “Defined benefit fund” states that the most recent actuarial valuations “were carried out in September 2010 by NMG Consultants and actuaries.” To the extent that disclosure of the actuarial valuations is attributed to NMG Consultants, please tell us what consideration you have given to naming NMG Consultants as an expert and filing its consent as an exhibit under Rule 436 of Regulation C.

Response: The Registrants supplementally confirm to the Staff that Exxaro takes full responsibility for the actuarial valuations disclosed in the Registration Statement and therefore does not consider it necessary to name NMG Consultants as an expert or to file NMG Consultants’s consent as an exhibit under Rule 436 of Regulation C. NMG Consultants will not be specifically named in the Exxaro Mineral Sands Operations Combined Financial Statements for fiscal years 2011, 2010 and 2009 that will be included in an amendment to the Registration Statement.

Registration Statement Cover Page

6.	Staff’s comment: Please indicate your reporting status by checking the applicable box.

Response: In response to the Staff’s comment the Registrants have revised the Registration Statement cover page to indicate reporting status.

Calculation of Registration Fee Table

7.	Staff’s comment: Please tell us how you intend to fulfill your obligations under Section 5 of the Securities Act of 1933 with respect to the issuance of the Class B shares in connection with the acquisition of Exxaro’s Mineral Sands business.

Response: The issuance of Class B Shares to Exxaro in connection with the Transaction is exempt from registration under Section 4 of the Securities Act of 1933, as amended (the “Securities Act”) because the issuance of the Class B Shares is a transaction not involving any public offering.

Explanatory Note

8.	Staff’s comment: Please file with your next amendment the Transaction Agreement as amended. Otherwise, please provide us supplementally with the form of amendment reflecting the structure of the transaction as currently contemplated by the prospectus disclosure.

Response: In response to the Staff’s comment the Registrants are providing supplementally the current draft of the Amended and Restated Transaction Agreement reflecting the structure of the Transaction as currently contemplated by the prospectus disclosure. The Registrants expect to file the Amended and Restated Transaction Agreement once it has been finalized and executed by all the parties thereto.

United States Securities and Exchange Commission

Division of Corporation Finance

Prospectus Cover Page

9.	Staff’s comment: Since the letter to the stockholders is the prospectus cover page, it should comply with the requirements, to the extent applicable, of Item 501 of Regulation S-K. Please refer to Item 1 of Form S-4. In this regard, please disclose the total amount of securities being offered, identify the current market for Tronox Incorporated shares of common stock, and discuss your intention to list the Class A shares of Tronox Limited on a exchange following the effectiveness of the registration statement. Please refer to Item 501(b)(2) and (4) of Regulation S-K.

Response: In response to the Staff’s comment the Registrants have revised the letter to stockholders to comply with the requirements of Item 1 of Form S-4 and Item 501 of Regulation S-K, to the extent applicable.

Tronox Incorporated

Notice of Special Meeting of Stockholders

10.	Staff’s comment: We note that the first matter to be acted upon by the shareholders is to “adopt and approve the Transaction Agreement and the Transactions contemplated thereby, including the Mergers.” Given that as a result of the Mergers, the corporate governance of the Australian holding company would be significantly different from the corporate governance of the Delaware entity, please tell us how you are complying with the Exchange Act Rule 14a-4(a)(3) by providing us with your analysis as to why the approval of certain affected provisions of the Tronox Limited Constitution should not be “unbundled” and presented as separate matters upon which the shareholders may vote. For guidance, please refer to the Division of Corporation Finance September 2004 Fifth Supplement to the Manual of Publicly Available Telephone Interpretations found in the Commission’s website at http://www.sec.gov/interps/telephone/phonesupplement5.htm.

Response: In response to the Staff’s comments, the Registrants have revised the Registration Statement to clarify that the first proposal to be acted upon by the shareholders is to “adopt the Transaction Agreement for the purpose of approving the Mergers contemplated thereby”, and that as a result of the Mergers, shareholders of Tronox Incorporated will hold Class A shares of Tronox Limited and be bound by the Constitution of Tronox Limited. As discussed with the Staff on the phone, even though the Transaction also involves the acquisition of Exxaro Mineral Sands in exchange of the issuance of Class B Shares to Exxaro, no Tronox stockholder approval is required for that portion of the Transaction. Therefore, the only matter subject to shareholder vote in the first proposal is the approval of the Mergers.

Industry and Market Data, page 2

11.	Staff’s comment: We note your disclosure that you make no representations as to the accuracy and completeness of the third-party data you have included in the prospectus. Please note that you are responsible for the entire content of the registration statement and that you may not use language that attempts to disclaim information included in the filing. Please revise accordingly.

United States Securities and Exchange Commission

Division of Corporation Finance

Response: In response to the Staff’s comment the Registrants have revised the disclosure on page 3 of the Registration Statement.

12.	Staff’s comment: Please confirm that all market and industry data represents information that is generally available to the public and was not commissioned by you for a fee. If you funded or were otherwise affiliated with any of the sources that you cite, please disclose this. If any sources are not publicly available for no or a nominal fee, please explain to us why you are not required to file consents under Rule 436 of Regulation C and Section 7 of the Securities Act of 1933. Otherwise, please file the third parties’ consents as exhibits to the registration statement.

Response: In response to the Staff’s comment, the Registrants expect to file consents from the Titanium Dioxide Manufacturers Association and TZ Minerals International Pty Ltd. in a future amendment to the Registration Statement.

13.	Staff’s comment: We note your disclosure in this section; however, throughout the prospectus you provide various factual statements without indicating whether the source of the information is management’s belief, industry data, general articles or another source. Refer to the following examples:

•	Disclosure in the second paragraph on page 14 related to the estimated global sales of TiO2;

•	Disclosure on page 16 that you are among the lowest cost producers of TiO2 globally;”

•	Disclosure on top of page 56 related to how demand for TiO2 will continue to increase and TiO2 Outlook disclosure on page 67;

•	Disclosure on page 100 related to the trading volume of titanium feedstock, including disclosure of Exxaro’s competitive position in the industry.

Please provide the basis for the statistics disclosed in the prospectus. If this information is based upon management’s belief, please indicate that this is the case. To the extent the disclosure is derived from third party sources, please provide us with copies of the sources marked to highlight the information you are using to support your disclosure.

Response: In response to the Staff’s comment the Registrants have revised the disclosure on pages 16-18, 62-64, 67, 70-72, 74-78, 89 and 112-114 of the Registration Statement (and elsewhere, as applicable) to clarify where disclosure is based on management’s belief or third party sources. To the extent disclosure is derived from third party sources, the Registrants have provided copies of the sources marked to highlight the information used to support such disclosure as supplemental materials.

United States Securities and Exchange Commission

Division of Corporation Finance

Q: Why is Tronox Incorporated offering Exchangeable Shares to holders of Tronox

Incorporated common stock in the Transaction?, page 6

14.	Staff’s comment: Please revise your disclosure to emphasize the rationale for the option to receive Exchangeable Shares in the Transaction. If it is based upon certain tax considerations, please indicate that this is the case. Also, consider expanding your disclosure here or include a separately captioned Q&A section addressing the material differences between the two forms of considerations available to the Tronox Incorporated shareholders.

Response: In response to the Staff’s comment the Registrants have revised the disclosure on page 7 of the Registration Statement to emphasize the rationale for the option to receive Exchangeable Shares in the Transaction and added a separately captioned Q&A section to address the material differences between the two forms of considerations available to the Tronox Incorporated stockholders.

Summary, page 12

General

15.	Staff’s comment: Concisely summarize the material differences between the rights of shareholders of a Delaware company and the rights of shareholders in an Australian company.

Response: In response to the Staff’s comment the Registrants have revised the disclosure on page 30-33 of the Registration Statement to provide a concise summary of the material differences between the rights of stockholders of a Delaware company and the rights of shareholders in an Australian company.

16.	Staff’s comment: Please include a brief discussion related to the termination provisions of the Transaction Agreement and identify the circumstances when the $20 million termination fee would be payable.

Response: In response to the Staff’s comment the Registrants have revised the disclosure on page 30 of the Registration Statement to include a brief discussion of the termination provisions of the Transaction Agreement and the circumstances under which the $20 million termination fee would be payable.

Industry Background and Outlook, page 14

TiO2 Industry Background and Outlook, page 14

17.	Staff’s comment: At the end of your page 14 disclosure, please identify the “widely known... titanium feedstock projects” which are currently being evaluated.

United States Securities and Exchange Commission

Division of Corporation Finance

Response: In response to the Staff’s comment the Registrants have revised the disclosure on page 17 of the Registration Statement to identify some of the “widely-known . . . titanium feedstock projects” which are currently being evaluated.

The Transaction, page 18

18.	Staff’s comment: Please disclose here, that pursuant to the terms of the Transaction, Tronox Limited will also acquire Exxaro’s 50% interest in the Tiwest Joint Venture.

Response: In response to the Staff’s comment the Registrants have revised the disclosure on page 21 of the Registration Statement to disclose that Tronox Limited will also acquire Exxaro’s 50% interest in the Tiwest Joint Venture.

Summary Historical and Pro Forma Financial Data, page 22

19.	Staff’s comment: Please explain your basis for combining operations of the successor for the eight months ended September 30, 2011, with operations of the predecessor for January to provide one column for the nine months ended September 30. It is generally inappropriate to merely combine information for predecessor and successor entities in the case of fresh-start accounting.

Response: When making the determination to present the successor and predecessor period on a combined basis, Tronox Incorporated considered that (i) the operations of the business did not change substantially after emergence from bankruptcy, (ii) the predecessor period was only one month long and (iii) comparative information would be more useful to a reader year-over-year as opposed to two separate periods in 2011 and a full year in 2010. The Registrants believe they have clearly disclosed the impacts of fresh-start accounting in the Tronox Incorporated MD&A discussion.

20.	Staff’s comment: Please change the “(9)” footnote indication next to the line item Environmental remediation and/or restoration on page 23 to “(8),” if correct.

Response: In response to the Staff’s comment the Registrants have revised the disclosure on page 26 and 136 of the Registration Statement to change the “(9)” footnote indication next to the line item Environmental remediation and/or restoration to “(8).”

21.	Staff’s comment: Please tell us your consideration of Question 103.02 of the Non-GAAP C&DI available at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm in reconciling EBITDA to income (loss) from continuing operations.

Response: In response to the Staff’s comment the Registrants have adjusted the presentation of EBITDA to reconcile to net income as presented in the statement of operations in its amended filing.

22.	Staff’s comment: Please provide a discussion of the specific nature of transaction costs and financial statement restatement costs included as a component in arriving at Adjusted EBITDA. Clarify how you determine what costs are included in this line item, with specific disclosure on costs that are expected to recur, such as costs associated with financial reporting.

United States Securities and Exchange Commission

Division of Corporation Finance

Response: In response to the Staff’s comment the Registrants have revised the disclosure on pages 28, 29, 138 and 139 of the Registration Statement to include a footnote detailing the costs included in the Transaction costs and financial restatement costs line item. The Registrants have determined that these costs should be included in this line item because they were associated with events and activities that are not expected to be ongoing or recurring in nature. The Registrants have not included any costs associated with accounting and reporting support costs that are expected to be incurred on an ongoing or recurring basis.

Additional Interests of Tronox Executive Officers and Directors in the Transaction, page 26

23.	Staff’s comment: Please quantify on an aggregate basis the benefits that the Tronox executive officers and directors will receive as a result of their interests in the Transaction.

Response: In response to the Staff’s comment the Registrants have revised the disclosure on page 29 of the Registration Statement to quantify, on an aggregate basis, the benefits that the Tronox Incorporated executive officers and directors will receive as a result of their interests in the Transaction.

Material U.S. Federal Income Tax Consequences of the Transaction, page 26

24.	Staff’s comment: We note that you intend to file a tax opinion regarding the material U.S. federal income tax consequences resulting from the Transaction. Because it appears that you intend the tax discussion section to set forth counsel’s opinion and the tax opinion to be filed as an exhibit to be a short-form tax opinion, please:

•

Revise your disclosure anywhere in the prospectus where you discuss the material U.S. federal income tax consequences of the transaction to clearly state that the discussion and each of the conclusions are the opinion of counsel;

•	Ensure that counsel presents its full opinion under “Material U.S. Federal Income Tax Consequences of the Transaction” on page 240 and clearly identify the matters upon which counsel is opining; and

•

Ensure that counsel expresses its views regarding the tax consequences of the Transaction to investors and in doing so that it avoids the use of phrases such as “in general” and “should not be a taxable event.” In the alternative, please have your counsel explain in detail why it cannot give a “will” opinion by describing the degree of uncertainty and the related risks to the investors. Refer to Section III.C.4. of Staff Legal Bulletin No. 19 dated October 14, 2011.

United States Securities and Exchange Commission

Division of Corporation Finance

Response: In response to the Staff’s comment the Registrants have revised the disclosure on pages 31 and 261 of the Registration Statement to clarify that the discussion is counsel’s opinion.

Regulatory Matters, page 27

25.	Staff’s comment: In addition to your disclosure that the completion of the Transaction is conditioned upon the receipt of third party consents and orders, please highlight that the refinancing of the existing credit facilities, or the receipt of lenders’ consent of waiver of certain debt covenants, is a condition precedent to Tronox Incorporated’s obligation to close the Transaction. We note “Tronox Incorporated’s failure to refinance...” risk factor disclosure on page 30.

Response: In response to the Staff’s comments, the Registrants have revised the disclosure on page 29 of the Registration Statement to highlight the fact that the Transaction is conditioned on the refinancing of or consent or waiver of certain debt covenants under Tronox Incorporated’s existing credit facilities.

26.	Staff’s comment: Briefly describe here or in an appropriate section of the filing the facts under which either Tronox or Exxaro may waive the conditions to the Transaction and discuss the circumstances under which the parties would resolicit shareholders’ votes. In this regard we note your disclosure at the end of the first paragraph of the “The Transaction is subject to the receipt of consents and approvals...” risk factor on page 29.

Response: In response to the Staff’s comment the Registrants have revised the disclosure on pages 284-285 of the Registration Statement under the heading “Conditions to Completion of the Transaction” to describe the facts under which either Tronox or Exxaro may waive the conditions to the Transaction and the circumstances under which the parties would resolicit stockholders’ votes.

Risk Factors, page 29

The Transaction may not be accretive to the earnings...”, page 31

27.	Staff’s comment: In an appropriate section of the filing please discuss the basis for management’s expectation that the Transaction will be accretive to Tronox’s future earnings. We note the Rule 425 communication filed on October 7, 2011, stating that you anticipate that the Transaction would improve the earnings power estimated for year 2012 to be 17% EPS accretive.

Response: In response to the Staff’s comment the Registrants have revised the disclosure on page 250-251 of the Registration Statement to discuss the basis for management’s expectation that the Transaction will be accretive to Tronox’s future earnings.

United States Securities and Exchange Commission

Division of Corporation Finance

Exxaro Mineral Sands’ operations use significant amounts of water..., page 39

28.	Staff’s comment: We note your disclosure in the second paragraph related to the risks of operating the business without the appropriate water licenses. Please disclose whether any of the Exxaro Mineral Sands operations are being currently conducted without the required water licenses.

Response: In response to the Staff’s comment the Registrants have revised the disclosure on page 45 of the Registration Statement to discuss whether any of the Exxaro Mineral Sands operations are being currently conducted without the required water use licenses. In addition, as disclosed on page 45 of the Registration Statement, the Department of Water Affairs has granted those operations permission to continue operating until they have been granted the required water use licenses.

Estimations of Exxaro Mineral Sands’ ore resources and reserve estimates are based on a number of assumptions..., page 40

29.	Staff’s comment: The disclosure on the top of page 41 stating that the investors should not interpret resource and reserve estimates as assurances of the economic life of Exxaro Mineral Sands’s ore deposits, appears to limit shareholders’ ability to rely on the prospectus disclosure. Please revise your disclosure accordingly. Please comply with this comment also with respect to your “Disclaimer” disclosure on page 248 where you state that the description of the tax consequences “is provided for information purposes only.”

Response: In response to the Staff’s comment the Registrants have revised the disclosure on pages 47 and 275 of the Registration Statement.

Requirements associated with being a public company..., 47

30.	Staff’s comment: Please consider revising your disclosure to state that Tronox Limited, rather than Tronox Incorporated, has not been subject to the reporting requirements of the Securities Exchange Act of 1934. In this regard we note that prior to the March 1, 2011 revocation of registration of securities, Tronox Incorporated was subject to the reporting requirements of Section 12(b) of the Exchange Act.

Response: In response to the Staff’s comment the Registrants have revised the disclosure on page 54 of the Registration Statement to state that Tronox Limited, rather than Tronox Incorporated, has not been subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The rights and responsibilities of Class A shares will be governed by Australian law..., page 49

31.	Staff’s comment: Your disclosure should provide specific examples of the most significant differences resulting from holding shares in an Australian company, such as the Class A shareholders’ inability to act by written consent, the absence of appraisal rights and the right to inspect the company’s books and records through a court order only. Please revise your disclosure accordingly.

United States Securities and Exchange Commission

Division of Corporation Finance

Response: In response to the Staff’s comment the Registrants have revised the disclosure on page 53 of the Registration Statement to provide specific examples of the most significant differences resulting from holding shares in an Australian company.

Tronox Incorporated stockholders will have a reduced ownership and voting interest after the Transaction..., page 49

32.	Staff’s comment: Please provide a comparison of the percentage ownership that the Tronox Incorporated shareholders currently have in Tronox Incorporated with the percentage ownership they will have in Tronox Limited immediately following the completion of the Transaction.

Response: Based upon the Staff’s comments the Registrants have revised the disclosure on page 56 of the Registration Statement to clarify that Tronox Incorporated stockholders own 100% of the common stock of Tronox Incorporated and will own approximately 61.5% of the voting securities in Tronox Limited, assuming no Tronox Incorporated stockholders elect to receive Exchangeable Shares.

The Businesses, page 54

Pigment Segment, page 62

Facilities, page 63

33.	Staff’s comment: Briefly explain the legal ramifications of having “an undivided interest” under Australian law.

Response: In response to the Staff’s comment the Registrants have revised the disclosure on page 72 of the Registration Statement to clearly explain the interest of Tronox in the Tiwest Joint Venture.

Raw Materials, page 64

34.	Staff’s comment: Please tell us whether you have entered into written agreements with the chlorine and the oxygen/nitrogen suppliers, and if so, what consideration you have given to filing these agreements as exhibits to the registration statement pursuant to Item 601(b)(10) of Regulation S-K.

Response: Tronox Incorporated has entered into written agreements with certain chlorine and oxygen/nitrogen suppliers; however, since such contracts are made in the ordinary course of business and Tronox Incorporated is not substantially dependent on any individual contract, such contracts are not subject to filing under Item 601(b)(10) of Regulation S-K.

United States Securities and Exchange Commission

Division of Corporation Finance

Competitive Conditions, page 67

35.	Staff’s comment: Please define, or otherwise revise your disclosure to provide context for, the terms “brownfield” and “greenfield, which you use at the beginning of the last paragraph.

Response: In response to the Staff’s comment the Registrants have revised the disclosure on page 76 of the Registration Statement to define the terms “brownfield” and “greenfield.”

Patents and Other Intellectual Property, page 70

36.	Staff’s comment: Please indicate the duration of the patents you consider material to your business. Refer to Item 101(c)(1)(iv) of Regulation S-K.

Response: In response to the Staff’s comment the Registrants have revised the disclosure on page 79 of the Registration Statement to discuss the duration of the patents material to the business.

Employees, page 70

37.	Staff’s comment: Please provide the employee information for the most recently completed quarter.

Response: In response to the Staff’s comment the Registrants have revised the disclosure on page 80 of the Registration Statement to provide employee information as of December 31, 2011.

Environmental Matters, page 72

38.	Staff’s comment: Please disclose whether you are in substantial compliance with the applicable environmental rules and regulations.

Response: In response to the Staff’s comment the Registrants have revised the disclosure on page 81 of the Registration Statement to state that the Registrants believe Tronox Incorporated is in substantial compliance with the applicable environmental rules and regulations.

Description of Exxaro Mineral Sands, page 75

39.	Staff’s comment: With respect to disclosure expressed in South African Rand, to the extent possible please present the disclosure as converted into U.S. dollars also.

Response: In response to the Staff’s comment the Registrants have revised the Registration Statement, where appropriate, to include the U.S. dollar equivalent of these figures using the exchange rates indicated on page 2 of the Registration Statement. In addition, the Registrants have clarified the methods used to present U.S. dollar equivalents for South African Rand figures used throughout the Registration Statement.

United States Securities and Exchange Commission

Division of Corporation Finance

Properties and Reserves page 88

40.	Staff’s comment: For each of your mines, concentrators, mineral processing facilities, and smelters please disclose the annual production and capacity pursuant to paragraph (a) of the Instructions to Item 102 of Regulation S-K.

Response: In response to the Staff’s comment the Registrants have revised the disclosure on pages 98 and 103-105 of the Registration Statement to describe the annual production and capacity for each mine, concentrator, mineral processing facility and smelter pursuant to paragraph (a) of the Instructions to Item 102 of Regulation S-K.

41.	Staff’s comment: We note your disclosure of estimates of mineralized materials for your Gravelotte and Letsitele properties. When disclosing mineral estimates, please disclose the type of resource or reserve associated with the mineral estimate and the estimated tonnage and grades pursuant to paragraph (b)(5) of Industry Guide 7.

Response: The Gravelotte and Letsitele properties will not be included in the Exxaro Mineral Sands operations to be transferred to Tronox Limited; therefore, the Registrants have removed any estimates of mineralized material for these properties from the Registration Statement.

Mineral Resources and Reserves, page 97

42.	Staff’s comment: Mineral resources and mineral reserves are disclosed for your properties. Please forward to our engineer as supplemental information and not as part of your filing, your information that establishes the legal, technical, and economic feasibility of your materials designated as resource and reserves for your Port Durnford Prospecting Project and your Tiwest-Coolijarloo Mine, pursuant to Rule 418(a) of Regulation C. The information requested includes, but is not limited to:

•	Property and geologic maps;

•	Description of your sampling and assaying procedures;

•	Drill-hole maps showing drill intercepts;

•	Representative geologic cross-sections and drill logs;

•	Description and examples of your cut-off calculation procedures;

•	Cutoff grades used for each category of your reserves and resources;

United States Securities and Exchange Commission

Division of Corporation Finance

•	Justifications for the drill hole spacing used to classify and segregate proven and probable reserves;

•	A detailed description of your procedures for estimating reserves;

•	Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses;

•	A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, if possible please provide the requested information electronically, preferably on a CD and formatted as Adobe PDF files. Provide the name and phone number for a technical person our engineer may call, if he has technical questions about your resources and reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal. Please note that you may request the return of this information pursuant to the provisions of Rule 418(b).

Response: In response to the Staff’s comment the Registrants will request Exxaro to provide supplementally the requested supplemental information as Adobe PDF files on a CD to John E. Coleman, Mining Engineer, under separate cover. If Mr. Coleman or other members of the Staff have any questions regarding Exxaro Mineral Sands’s resources and reserves, they may contact Mr. Henk Lingenfelder, Exxaro Manager Geoscience, at +27 12 307 4095 (office) or +27 83 609 1400 (mobile) or henk.lingenfelder@exxaro.com.

Pursuant to Rule 418(b), promulgated under the Securities Act, this supplemental information is being provided to the Staff on a supplemental basis only and is not to be deemed filed with, or deemed part of, the Registration Statement. The Registrants hereby respectfully request on Exxaro’s behalf that the Staff return the supplemental information to Exxaro pursuant to Rule 418(b) upon completion of its review.

43.	Staff’s comment: We note your disclosure on page 97 that indicated mineral resources are converted to probable ore reserves. Additionally we note your disclosure in the footnotes to your reserves table that mineral resources are quoted inclusive of mineral resources that have been modified to ore reserves. In this regard, please explain to us why your probable reserve for your Namakwa Sands Mine exceeds your indicated resource for your Namakwa Sands Mine.

Response: In response to the Staff’s comment the Registrants have revised the disclosure on page 107 and 108 of the Registration Statement to explain why the probable reserve for the Namakwa Sands Mine exceeds the indicated resource for the Namakwa Sands Mine.

United States Securities and Exchange Commission

Division of Corporation Finance

44.	Staff’s comment: Please disclose the material information associated with your reserves, including mineral prices, cut-off grade, mining recovery, and metallurgical recovery pursuant to paragraph (c) of the Instructions to Item 102 of Regulation S-K.

Response: In response to the Staff’s comment the Registrants have revised the disclosure on pages 110 and 111 of the Registration Statement to include the material information associated with Exxaro Mineral Sands’s reserves, including mineral prices, cut-off grade, mining recovery and metallurrgical recovery pursuant to paragraph (c) of the Instructions to Item 102 of Regulation S-K.

45.	Staff’s comment: Paragraph (b)(5)(3) of Industry Guide 7 allows the disclosure of mineral resources where such estimates previously have been provided to a person that is offering to acquire, merge, or consolidate. In an appropriate location in your filing, please provide disclosure indicating that future disclosure of mineral resources and mineral reserves may differ substantially than your current disclosure. For example, under Industry Guide 7 only proven and probable reserves may be disclosed in filings with the United States Securities and Exchange Commission and there is no provision for the reporting of mineral resources. Additionally, the level of feasibility required prior to declaring a proven or probable reserve under Industry Guide 7 may be different than the level of feasibility required under other mining codes.

Response: In response to the Staff’s comment the Registrants have revised the disclosure on page 107 of the Registration Statement to indicate that future disclosure of mineral resources and mineral reserves may differ substantially from the current disclosure.

46.	Staff’s comment: Please explain your disclosure that the competent persons responsible for the Exxaro Mineral Sands resource and reserve estimate have provided “their permission to incorporate the estimates into the annual statement” even though they are all employees of Exxaro (with the exception of Paul Stevenson). To the extent that disclosure of resources and reserves is not attributed to Exxaro, it may constitute expertized disclosure and each identified competent person would have to file a consent as an exhibit to the registration statement. Please advise. For guidance please refer to Interpretation 233.02 of the Division’s Securities Act Rules Compliance and Disclosure Interpretations.

Response: In response to the Staff’s comment the Registrants have revised the disclosure on page 107 of the Registration Statement. In addition, Exxaro has supplementally confirmed that the resources and reserves disclosed in the Registration Statement are attributed to Exxaro, and not to any third party expert. Therefore, the Registrants do not consider the resources and reserves to constitute expertized disclosure that would require each identified competent person to file a consent as an exhibit to the Registration Statement.

United States Securities and Exchange Commission

Division of Corporation Finance

Competitive Conditions, page 99

47.	Staff’s comment: We note disclosure related to the competitive disadvantage of the relative distance between the mining operations and the processing plants. If such competitive disadvantage represents a material risk to Exxaro’s Mineral Sands business, please include appropriate risk factor disclosure.

Response: In response to the Staff’s comment the Registrants have revised the disclosure on page 113 of the Registration Statement because Exxaro has informed us that they do not consider the competitive disadvantage of the relative distance between the mining operations and the processing plants to be a material risk to Exxaro Mineral Sands’s business.

Backlog Orders, page 103

48.	Staff’s comment: You state that Exxaro Mineral Sands’s backlog orders believed to be firm as of November 30, 2011 was “$632,000 for Exxaro’s 50.0% interest in the Tiwest Joint Venture,” but was “$3,709,155 for Exxaro’s 100.0% interest in” Tiwest as of the end of 2010. Please correct the 100.0% to 50.0%, if true, and revise to explain and discuss the decrease in this backlog, since backlog has increased significantly for both KZN Sands and Namakwa Sands, during 2011.

Response: In response to the Staff’s comment the Registrants have revised the disclosure on pages 115 and 116 of the Registration Statement to reflect the dollar amount of Exxaro Mineral Sands’s backlog orders believed to be firm as of the end of 2010 for Exxaro’s 50.0% interest in the Tiwest Joint Venture and to explain and discuss the decrease in this backlog.

49.	Staff’s comment: To the extent possible, please indicate the portion of backlog not reasonably expected to be filled within the current fiscal year, and any seasonal or other material aspects of the backlog. Refer to Item 101(c)(1)(viii) of Regulation S-K.

Response: In response to the Staff’s comment the Registrants have revised the disclosure on page 116 of the Registration Statement to indicate that Exxaro Mineral Sands expects the backlog to be filled by the end of the second quarter 2012.

Tronox Incorporated Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 125

50.

Staff’s comment: You state on page 129 that you determined that the Savannah TiO2 operations do not meet the criteria for discontinued operations treatment. Among other actions, we note the facility was idled July 21, 2009, all proprietary technology was removed, and the site was transferred to an environmental response trust upon emergence from bankruptcy. Given the foregoing, it is not clear how you determined that discontinued operations treatment would not be appropriate, based on the criteria in ASC 205-20-45-1. Please explain and discuss the nature of any significant continuing involvement in the operations. Also, quantify the historical revenues attributable to your Savannah TiO2 facility.

United States Securities and Exchange Commission

Division of Corporation Finance

Response: In response to the Staff’s comment the Registrants have revised the disclosure on page 144 of the Registration Statement to discuss the historical revenues attributable to the Savannah TiO2 facility.

When making the determination that discontinued operations treatment would not be appropriate upon closing the Savannah facility, Tronox Incorporated considered that (i) Tronox Incorporated has not exited the chloride titanium dioxide business and (ii) when the facility was closed, Tronox Incorporated transferred a substantial number of customers previously supplied from the Savannah facility to plants still producing chloride titanium dioxide. As such, the idling of the Savannah facility did not meet the criteria in ASC 205 for discontinued operations treatment because it did not stop participating in the cash flows from the chloride titanium dioxide business, but moved the cash flows to other plants.

Tronox Incorporated’s continuing involvement is that it still serves a substantial number of the customers from the Savannah facility through its other facilities, which produce the same products using the same proprietary technology.

General Factors Affecting the Results of Continuing Operations, page 129

51.	Staff’s comment: Please quantify the impact to your financial results of the Kwinana Facility outages, antidumping orders and other events described and provide quantified discussion of the potential future impact where material and practicable.

Response: In response to the Staff’s comment the Registrants have revised the disclosure on page 144 of the Registration Statement to discuss the impact to Tronox Incorporated’s financial results of the Kwinana Facility outages, antidumping orders and other events described and provide quantified discussion of the potential future impact.

52.	Staff’s comment: Please tell us whether continuance compliance with the antidumping orders, and payment of potentially higher antidumping cash deposits, may present a material risk to your business. If so, please consider including relevant risk factor disclosure.

Response: The antidumping orders ensured that the U.S. EMD industry, including Tronox Incorporated, can compete on a fair and equitable basis with its international counterparts. After 2013, if the antidumping orders are not renewed, U.S. EMD manufacturers, including Tronox Incorporated, may lose significant market share as a result of unfair EMD import competition because low-price imports could suppress market resulting in reduced margins. The Registrants do not consider continued compliance with antidumping orders and the payment of potentially higher antidumping cash deposits to present one of the most significant factors that would require disclosure under Item 503(c) of Regulation S-K.

United States Securities and Exchange Commission

Division of Corporation Finance

Combined Interim Results of Operations, page 133

53.	Staff’s comment: On page 136 you state that you had reorganization expense of $613.6 million for the combined nine month period ended September 30, 2011 versus $66.7 million for the nine months ended September 30, 2010. It appears the $613.6 million is actually income, given the statement of operations on page F-2. Please revise accordingly.

Response: In response to the Staff’s comment the Registrants have revised the disclosure on page 151 of the Registration Statement to state that Tronox Incorporated had $613.6 million in reorganization income for the combined nine month period ended September 30, 2011 versus $66.7 million of expense for the nine months ended September 30, 2010.

54.	Staff’s comment: Please revise page 140 accordingly to discuss the facts and circumstances surrounding the liquidation of subsidiaries that resulted in the $5.3 million gain. We note the brief explanations provided from footnote 5 on pages 24 and 123.

Response: In response to the Staff’s comment the Registrants have revised the disclosure on page 156 of the Registration Statement to discuss the facts and circumstances surrounding the liquidation of subsidiaries that resulted in the $5.3 million gain.

Financial Condition and Liquidity, page 148

55.	Staff’s comment: You state on pages 46-47 that Tronox Limited’s cash flow and ability to meet its obligations or make cash distributions depends upon the cash flow of its operating companies and any future subsidiaries and the payment of funds by its operating companies and any future subsidiaries in the form of dividends or otherwise. We also note from page 8 that you expect the operational headquarters of Tronox Limited will be in the United States, even though Tronox Limited will be organized under the laws of Australia. Please revise to quantify cash held in foreign jurisdictions where there are factors which may adversely impact your ability to transfer funds between subsidiaries. See the analogous guidance in Section 501.09.b of the Financial Reporting Codification.

Response: In response to the Staff’s comment the Registrants have revised the disclosure on page 165 of the Registration Statement to quantify cash held in foreign jurisdictions where there are factors which may adversely impact its ability to transfer funds between subsidiaries.

Capital Resources, page 151

Asset Based Lending Facility, page 151

56.

Staff’s comment: You state on page 30 that you have obtained committed financing from Goldman Sachs Bank USA to refinance your existing senior term loan debt at, or prior to, completion of the Transaction, because such completion will constitute a breach

United States Securities and Exchange Commission

Division of Corporation Finance

of certain of Tronox’s covenants. Please revise to disclose the terms of this committed financing herein and address whether this financing will fund the cash portion of the Transaction, considering your existing facilities will be amended or replaced in connection therewith. To the extent that the parties have entered into a written arrangement related to the refinancing, please file it as an exhibit to the registration statement.

Response: In response to the Staff’s comment the Registrants have revised the disclosure on pages 169 and 170 of the Registration Statement to disclose the terms of the committed financing from Goldman Sachs Bank USA and address whether this financing will fund the cash portion of the Transaction.

57.	Staff’s comment: You state that you were in compliance with the financial covenants associated with the Exit Financing Facility at September 30, 2011. Please revise to disclose the required minimum/maximum ratios or amounts for each of your financial covenants and the actual ratios or amounts achieved for each financial covenant as of the most recent balance sheet date. This disclosure will allow an investor to easily understand your current status in meeting your financial covenants. Refer to Sections 501.13.b.2 and 501.13.c. of the Financial Reporting Codification for guidance.

Response: In response to the Staff’s comment the Registrants have revised the disclosure on page 169 of the Registration Statement to disclose the required minimum/maximum ratios or amounts for each of its financial covenants.

58.	Staff’s comment: To the extent that the Credit Agreement listed as Exhibit 10.2 to the registration statement and the Senior Secured Super-Priority Debtor-in-Possession and Exit Credit and Guarantee Agreement listed as Exhibit 10.3 will remain outstanding following the effectiveness of the registration statement, please file complete copies of these agreements, including all of the schedules and exhibits, with your next amendment.

Response: Tronox Incorporated expects (i) the Credit Agreement to be amended prior to the effectiveness of the Registration Statement and (ii) the Senior Secured Super-Priority Debtor-in-Possession and Exit Credit and Guarantee Agreement to be replaced with the committed financing from Goldman Sachs Bank USA prior to the effectiveness of the Registration Statement. The Registrants expect to file the amendments to the Credit Agreement and the new financing agreement with a future amendment to the Registration Statement.

Liquidity, page 153

59.

Staff’s comment: We note your discussion herein regarding your cash needs and ongoing liquidity requirements and the contractual obligations due within one year of $315.4 million as of December 31, 2010, shown on page 154. Please provide an update on your contractual obligations as of September 30, 2011, and provide an expanded discussion of how you expect to meet your contractual obligations, including payments to shareholders in connection with the Transaction and your ongoing liquidity needs.

United States Securities and Exchange Commission

Division of Corporation Finance

Provide a discussion of your liquidity post-Transaction, considering that the Wells Revolver will be amended or replaced upon completion of the Transaction. In this regard, you may quantify the expected cash needs and cash sources you have listed for both the current period and the period following the completion of the Transaction.

Response: In response to the Staff’s comment the Registrants have added a discussion of its liquidity post-Transaction on page 171 of the Registration Statement. In addition, the Registrants have updated the disclosure on page 172 of the Registration Statement to show contractual obligations as of December 31, 2011.

Exxaro Management’s Discussion and Analysis, page 160

60.	Staff’s comment: Where you provide amounts in currencies other than the U.S. dollar outside of the audited financial statements and footnotes that are so presented, please revise to provide the U.S. dollar equivalent in parentheses. Provide this disclosure throughout the filing, e.g., amounts disclosed on page 76.

Response: In response to the Staff’s comment the Registrants have revised the disclosure on page 85 of the Registration Statement (and elsewhere, as applicable) to provide U.S. dollar equivalents in parentheses using the exchange rates indicated on page 2 of the Registration Statement. In addition, as noted above in the response to Comment 39, the Registrants have clarified the methods used to present U.S. dollar equivalents for South African Rand figures used throughout the Registration Statement.

Recent Developments, page 162

61.	Staff’s comment: Please provide a discussion of the expected impact from changes in the operations of KZN Sands from a presumed drop in the production of titanium feedstock between the closing of the Hillendale Mine in 2012 and the commencement of production at Fairbreeze in 2014. This discussion should be sufficiently detailed and quantified to enable an investor to understand the potential impact to operations through the eyes of management. Example disclosure could include:

•	the quantity produced at Hillendale Mine and the materiality to operations,

•	expected financial statement impact,

•	potential impact if Fairbreeze is delayed, discussion of the likelihood of delays and potential factors such as necessary regulatory and environmental approvals,

•	amount expected to be sourced from Namakwa Sands versus third-party suppliers,

•	dollar impact of using third-party suppliers to fulfill operations.

United States Securities and Exchange Commission

Division of Corporation Finance

Please quantify the impact to Exxaro’s financial results from the furnace shutdowns and other events described and provide quantified discussion of the potential future impact where material and practicable.

Response: In response to the Staff’s comment the Registrants have revised the disclosure on pages 98 and 180-181 of the Registration Statement to provide discussion of the expected impact from changes in the operations of KZN Sands from a presumed drop in the production of titanium dioxide feedstock between the closing of the Hillendale Mine in 2012 and the commencement of production at Fairbreeze in 2014. In addition, the Registrants have revised the disclosure on pages 181-182 and 187 of the Registration Statement to quantify the impact to Exxaro’s financial results from the furnace shutdowns and other events described and to provide quantified discussion of the potential future impact where material and practicable.

Results of Operations, page 167

62.	Staff’s comment: You state on page 173 that during 2009, “significant inventory accumulation occurred as a direct result of the global financial crisis, resulting in a R592.3 million reduction in cost of sales in 2009. The abnormal inventory levels subsequently were reduced in 2010, resulting in a R185.9 million increase in cost of sales during 2010.” On page 176, you similarly disclose “As noted previously, during 2009 significant inventory accumulation occurred as a result of the global financial crisis that reduced other operating expenses (inclusive of inventory movements) with R592.3 million in 2009.” Please revise to provide a comprehensive explanation of the impact of inventory accumulation on your operations, including discussion of the components of cost of sales, how cost of sales impacts other operating expenses, the nature of “inventory movements,” etc.

Response: In response to the Staff’s comment the Registrants have revised the disclosure on page 193 of the Registration Statement to provide a comprehensive explanation of the impact of inventory accumulation on Exxaro Mineral Sands’s operations, including discussion of the impact of inventory accumulation on operating costs and the nature of “inventory movements.” The Registrants supplementally advise the Staff that the references to costs of sales have been removed from the Registration Statement, consistent with the presentation of expenses by nature within the Exxaro Mineral Sands Combined Financial Statements.

63.	Staff’s comment: We note from the table on page F-147 that “disallowable expenditure”, “exempt income” and “unrealised foreign exchange translation differences” each had a material impact on Exxaro’s effective tax rate for 2010. Please revise page 173 to explain the nature of these items.

Response: In response to the Staff’s comment the Registrants have revised the disclosure on page 193 of the registration statement to explain the nature of the “disallowable expenditure,” “exempt income” and “special tax allowances” identified as having had a material impact on Exxaro Mineral Sands’s effective tax rate for 2010.

United States Securities and Exchange Commission

Division of Corporation Finance

Liquidity and Capital Resources, page 177

64.	Staff’s comment: Please quantify the cash sources expected to be available to meet the R6.5 billion in contractual obligations due within one year as shown on page 180. We note the disclosure on page F-127 including the additional steps taken to determine whether Exxaro Mineral Sands will continue as a going concern.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on pages 200-201 of the registration statement to quantify the cash sources expected to be available to meet the R6.5 billion in contractual obligations due within one year.

Indebtedness and Contractual Obligations, page 180

65.	Staff’s comment: You disclose on page 181 that Exxaro Mineral Sands recognized a contingent asset in the amount of R98.6 million in 2009 and R135.0 million in 2008 as a result of a settlement received in the first half of 2010 on an insurance claim for a furnace incident at the KZN Sands smelter in 2008. Please explain the accounting and analyze the relevant accounting literature, including paragraphs 31-35 of IAS 37.

Response: In response to the Staff’s comment, the Registrants have revised the discussion on page 201 of the Registration Statement to clarify that the contingent asset has been identified and disclosed, but not recognized, in the Exxaro Mineral Sands Combined Financial Statements.

In addition, Exxaro has provided the Registrants with the following information which we are hereby providing supplementally to support the accounting for the insurance claim for the furnace incident at the KZN Sands smelter in 2008. A water ingress incident resulted in substantial damage to Furnace 2 at the KZN Sands Empangeni central processing complex. The incident and the extent of the resultant damage were subject to a detailed investigation, and an insurance claim was submitted in 2008 in the amount of R135.0 million. As the respective claims were resolved and Exxaro Mineral Sands received payment, amounts were recognized as part of operating profit/(loss) in 2008, 2009 and 2010.

In accordance with the guidance included in IAS 37, Provisions, contingent liabilities and contingent assets (“IAS 37”), Exxaro Mineral Sands disclosed the expected inflow of economic benefits arising from the insurance claim for the furnace incident at the KZN Sands smelter. Paragraph 31 of IAS 37 prohibits recognition of a contingent asset. Paragraph 34 of IAS 37 requires disclosure of contingent assets where the inflow of economic benefits is probable. During both 2008 and 2009, Exxaro Mineral Sands assessed the probability of receiving economic benefits associated with the insurance claim and determined that payment of the insurance claim was probable. Page F-191 of the Exxaro Mineral Sands Combined Financial Statements includes the relevant disclosure.

United States Securities and Exchange Commission

Division of Corporation Finance

Management, page 184

66.	Staff’s comment: Please identify the Class B directors who will serve on the board of Tronox Limited following the completion of the Transaction. Please note that Item 18(a)(7)(i) of Form S-4 requires Item 401 of Regulation S-K disclosure with respect to the directors and executive officers of the surviving entity. Please also refer to Rule 438 and provide the appropriate consents of the directors selected, or tell us when and how you propose to update your filing to include this information.

Response: Exxaro has informed the Registrants that the Class B directors who will serve on the board of Tronox Limited following the completion of the Transaction have not yet been identified. Accordingly, the Registrants will identify the Class B director-nominees and provide the appropriate consents of such director-nominees in a future amendment to the Registration Statement.

67.	Staff’s comment: Page 18 of the Rule 425 communication filed on October 7, 2011, states that “[k]ey members of Exxaro’s senior management [are] expected to join Tronox.” Please advise or otherwise provide Item 401 disclosure with respect to these executives.

Response: Exxaro has informed the Registrants that the key members of senior management who are expected to join Tronox Limited have not yet been identified. Accordingly, the Registrants will provide disclosure pursuant to Item 401 of Regulations S-K, as appropriate, in a future amendment to the Registration Statement.

68.	Staff’s comment: In accordance with Item 18(a)(7)(iii) of Form S-4, please include Item 407(a) of Regulation S-K disclosure.

Response: The Registrants intend to amend the Registration Statement after the necessary determinations have been made.

69.	Staff’s comment: With respect to Mr. Casey’s business experience, please identify the positions held by him during the 2007 – 2009 period. Refer to Item 401(e)(1) of Regulation S-K.

Response: In response to the Staffs comment, the Registrants have revised the disclosure on page 205 of the Registration Statement.

Executive Compensation, page 189

Summary Compensation Table, page 200

70.

Staff’s comment: Please update your disclosure, including the CD&A section, to include year 2011 compensation. In addition, we note that the Summary Compensation Table omits the reporting of the amounts paid under the 2010 Cash Incentive Plan. Even though the 2010 bonus was paid in 2011, it should be reported for the year during which it was earned. For guidance please refer to Instruction 4 to Item 402(c) of Regulation S-K, and

United States Securities and Exchange Commission

Division of Corporation Finance

Interpretation 119.17 of Regulation S-K Compliance and Disclosure Interpretations. Please revise your disclosure accordingly. Also, tell us why you have not included disclosure of the payouts under the Cash Incentive Plan pursuant to Item 402(d) of Regulation S-K.

Response: In response to the Staff’s comment the Registrants have revised the disclosure in the Executive Compensation section of the Registration Statement to include year 2011 compensation, to the extent it is available.

71.	Staff’s comment: In footnote (4) you disclose that the 2010 Officer payments were paid pursuant to the Key Employee Incentive Program. If applicable, please revise your CD&A disclosure to provide a brief outline of the terms of this plan and explain whether the payments under the KEIP were in addition to the bonus payments disclosed at the end of page 193.

Response: In response to the Staff’s comment number 70 the Registrants have revised the disclosure in the Executive Compensation section of the Registration Statement to include year 2011 compensation, to the extent it is available.

2010 Director Compensation, page 210

72.	Staff’s comment: Please disclose the director compensation in the tabular format set forth in Item 402(k)(1) of Regulation S-K.

Response: In response to the Staff’s comment number 70 the Registrants have revised the disclosure in the Executive Compensation section of the Registration Statement to include year 2011 compensation, to the extent it is available.

Security Ownership of Certain Beneficial Owners and Management, page 212

73.	Staff’s comment: Please disclose the ownership of directors and executive officers as a group. See Item 403(b) of Regulation S-K.

Response: In response to the Staff’s comment the Registrants have revised the disclosure on page 235 of the Registration Statement to show the ownership of directors and executive officers as a group.

The Special Meeting of Tronox Incorporated Stockholders, page 213

Solicitation of Proxies, page 216

74.	Staff’s comment: You indicate that Tronox employees may solicit proxies personally, electronically, by telephone or other means. Specify the means by which these persons may solicit electronically. Also note that all written soliciting materials, including any scripts used in soliciting proxies over the telephone, e-mail correspondence, and information posted on the Internet, must be filed under the cover of Schedule 14A. See Exchange Act Rule 14a-6(b) and (c).

United States Securities and Exchange Commission

Division of Corporation Finance

Response: In response to the Staff’s comment the Registrants have revised the disclosure on page 239 of the Registration Statement to indicate that proxies may be solicited personally, by telephone or “by electronic communications such as emails or postings on Tronox Incorporated’s website or Intranet.”

The Transaction, page 219

General Description of the Transaction, page 219

75.	Staff’s comment: We note that Section 2.1(a)(iii) of the Transaction Agreement provides that in addition to the interest in the Exxaro Mineral Sands business, Tronox Limited will also acquire certain “Loan Accounts,” which sale Exxaro, upon written notice to Tronox at least 10 business days prior to the closing, may elect not to effect. Please explain to us this aspect of the Transaction, and to the extent necessary revise your disclosures accordingly.

Response: In response to the Staff’s comment Exxaro has provided the Registrants with the following explanation of the “Loan Accounts” aspect of the Transaction, which the Registrants are providing supplementally to the Staff: Exxaro has made shareholder loans to the South African Acquired Companies which are reflected in loan accounts. At least ten business days before the anticipated completion of the Transaction, Exxaro will notify Tronox Incorporated if it has elected to not transfer those loan accounts to Tronox Limited in connection with the Transaction.

Background of the Transaction, page 221

76.	Staff’s comment: Your disclosure throughout this section does not (i) describe in sufficient detail who initiated contact among the parties; (ii) identify all of the parties present at a meeting (for example, in the fifth paragraph on page 221 you state that “representatives from [Tronox] and Exxaro ...met in London...”); or (iii) fully explain the issues discussed and the positions taken by the parties at each meeting. Please revise your disclosure to, among other things, identify the party who initiated the first discussion between the two companies. In light of the parties’ business relationship through the Tiwest Joint Venture, please enhance the disclosure of the material factors that may have contributed to the subject transaction. In this regard, we also note the statements made by the Tronox Incorporated former CEO, Mr. Wanlass, in the communication filed pursuant to Rule 425 on September 26, 2011 noting that “[o]ur two companies already have a strong, well-established 20-year partnership and a proven track record of enhancing production capabilities...”

Response: In response to the Staff’s comment the Registrants have revised the disclosure on pages 244-249 of the Registration Statement.

United States Securities and Exchange Commission

Division of Corporation Finance

77.	Staff’s comment: Please disclose whether Tronox and Exxaro engaged in any discussions or transaction activity during the following periods: 05/11/10 – 08/04/10; 8/4/10 – 12/7/10; 02/11 – 04/08/11.

Response: During the periods from 05/11/10—08/04/10 and 08/04/10—12/07/10, Tronox Incorporated was primarily focused on completing its plan of reorganization. Other than limited interactions between the two parties regarding due diligence, there were no discussions or other transaction-related activities. In response to the Staff’s comment the Registrants have revised the disclosure on page 245 of the Registration Statement to clarify this point.

During the period from 02/11—04/08/11, other than the meeting between Mr. Dennis Wanlass of Tronox Incorporated and the management of Exxaro in South Africa, which is described on page 246 of the Registration Statement, there were no other discussions or transaction-related activities between the two parties.

78.	Staff’s comment: Please disclose the method by which the board determined the members of the strategic committee and whether they qualified as independent directors.

Response: In response to the Staff’s comment the Registrants have revised the disclosure on page 245 of the Registration Statement to describe the method by which the board determined the members of the strategic committee and to clarify that both Messrs. Both Tom Casey and Ilan Kaufthal were independent directors at the time of the strategic committee’s formation.

79.	Staff’s comment: Please clarify the strategic committee’s role in exploring the company’s strategic options and the means by which the committee achieved its objectives. To the extent that one of the financial advisors was engaged to assist the strategic committee in evaluating the different strategic options, please state so. In this regard, disclosure such as “Tronox Incorporated” engaged the financial advisors “to assist the board in evaluating potential strategic options” does not enhance shareholders’ understanding of the process undertaken by the company in evaluating its strategic options.

Response: In response to the Staff’s comment the Registrants have revised the disclosure on page 245 of the Registration Statement to clarify the role of the strategic committee and the fact that Goldman and Moelis were engaged as financial advisors to assist both the board of directors and the strategic committee. During the two-year restructuring process, Tronox Incorporated had to delay the consideration of strategic alternatives in order to focus its attention on the reorganization plan. After Tronox Incorporated emerged from bankruptcy, the board was able to rearrange its priorities and renew its efforts on exploring strategic initiatives and enhancing stockholder value. The strategic committee was not a special committee formed in response to conflict of interest issues with certain board members; rather, it was formed to facilitate the process of exploring strategic alternatives by having two directors with extensive M&A experience focus their attention on this effort.

United States Securities and Exchange Commission

Division of Corporation Finance

80.	Staff’s comment: Please explain to us the role that Mr. Casey played as a member of the strategic committee, and how his appointment as the CEO of Tronox Incorporated soon after the announcement of the Transaction may have affected the board’s decision in pursuing this strategic alternative, or given rise to Mr. Casey’s having additional interests in the Transaction. In this regard, we also note that in your communication filed pursuant to Rule 425 on October 5, 2011, Exxaro’s CEO stated that Exxaro was informed and “agreed to the change in leadership.”

Response: As a member of the strategic committee, Mr. Casey played a leadership role in the consideration of different strategic alternatives for the Company, and in structuring and negotiating the transaction with Exxaro. He had numerous discussions with the Company’s financial and legal advisors during this process, and participated in many negotiation sessions with Exxaro.

The decision regarding Mr. Casey’s appointment as the CEO of Tronox Incorporated was made entirely after the execution of the Transaction Agreement with Exxaro. After announcement of the Transaction, upon consultation with the Board of Directors of the Company, Mr. Dennis Wanlass decided to step down from his position as the CEO of the Company to focus on the execution of the transaction with Exxaro and the related transition planning. The Board chose Mr. Casey to assume the role of CEO based on Mr. Casey’s familiarity with the Company’s businesses and he extensive experience in senior management positions, including CEO positions with multiple publicly companies. In addition, given Mr. Casey’s critical role in the negotiation of the transaction, he is a natural candidate to lead New Tronox after the acquisition of Exxaro Mineral Sands. Under the terms of the Transaction Agreement, the Company must obtain Exxaro’s prior consent in connection with the termination and replacement of senior management. Therefore, the Company reached out to Exxaro regarding the CEO succession plan and Exxaro was supportive of Mr. Casey’s appointment. That’s why the October 5, 2011 referred to Exxaro’s agreement to the change in leadership.

Since the CEO succession plan was made entirely after the execution of the Transaction Agreement, it had no effect on the board’s decision to pursue the Transaction with Exxaro, nor did it give rise to any conflict of interest concerns with respect to Mr. Casey’s role on the strategic committee.

81.	Staff’s comment: Please disclose the reasons why the strategic committee recommended that Tronox explore a potential transaction with Exxaro by addressing in detail the factors discussed by the board during the April 15, 2011 meeting. Also, please discuss whether the board considered other possible strategic alternatives with third parties and the reasons for not pursuing those options.

Response: In response to the Staff’s comment the Registrants have revised the disclosure on page 246 of the Registration Statement.

United States Securities and Exchange Commission

Division of Corporation Finance

82.	Staff’s comment: In connection with the July 14, 2011 meeting, please revise the disclosure to explain the parties’ rationale for effecting the Transaction through the creation of an Australian holding company. Also please discuss whether the parties considered alternative structures.

Response: In response to the Staff’s comment the Registrants have revised the disclosure on page 248 of the Registration Statement.

83.	Staff’s comment: Please enhance the discussion relating to the negotiation of the material terms of the Transaction Agreement together with all of the ancillary agreements. Please explain how the parties arrived at the dual structure of consideration to be received by the Tronox shareholders, the termination fee, and the other material terms to the transaction documents.

Response: In response to the Staff’s comment the Registrants have revised the disclosure on pages 247-248 of the Registration Statement.

Tronox Incorporated’s Reasons for the Transaction; Recommendation of the Tronox

Incorporated Board of Directors, page 224

84.	Staff’s comment: Where not readily apparent, provide the board’s analysis of each supporting factor and potential risk. For each item identified enhance the disclosure so that the shareholders understand how consideration of the listed factors impacted the board’s decision to approve the Transaction and to recommend it to the shareholders for their approval. Conclusory disclosures such as the board believes the Transaction is based on conservative pro forma, that it “is expected to provide significant financial flexibility” and that it will allow Tronox “to acquire strategic mining assets at attractive valuations” are general and do not provide insight into the board’s decision-making and the basis for its recommendation. In summarizing the board’s analysis for each of these material factors, please disclose the risks and countervailing factors, strategic alternatives (and the reasons for rejecting them) and why the factors were viewed by the board as supporting its decision to enter into the Transaction Agreement. In this regard, please discuss the expected impact that the Transaction will have on Tronox’s customers, employees and suppliers (see last bullet point on page 227).

Response: In response to the Staff’s comment the Registrants have revised the disclosure on pages 250-255 of the Registration Statement.

85.	Staff’s comment: Please identify the basis of the board’s belief that the Transaction is expected to generate “meaningful” operational synergies, which are estimated at approximately $30 million annually. Refer to the Rule 425 communication filed on September 26, 2011. Please revise your disclosure to provide context to these estimated costs savings, by disclosing for example the historical cost associated with the TiWest Joint Venture and demonstrating how the vertical integration will enable New Tronox “to rationalize selling, general administrative expenses in marketing, supply chain and finance.”

United States Securities and Exchange Commission

Division of Corporation Finance

Response: In response to the Staff’s comment the Registrants have revised the disclosure on page 250 of the Registration Statement.

86.	Staff’s comment: Please discuss how the emergence from bankruptcy affected the board’s decision to pursue a transaction with Exxaro over the other strategic alternatives.

Response: The emergence from bankruptcy did not have any effect on the board’s decision to pursue a transaction with Exxaro over other strategic alternatives. As noted in our response to Comment No. 79 above, the emergence from bankruptcy allowed the board to rearrange its priorities and renew its efforts on exploring strategic initiatives and enhancing stockholder value. The board decided to pursue the transaction with Exxaro over other strategic alternatives because none of the other alternatives was reasonably likely to present superior opportunities for creating greater long-term value for Tronox Incorporated’s stockholders. See disclosure under the heading “Alternatives to the Transaction” on page 251 of the Registration Statement.

87.	Staff’s comment: Please explain how the board assessed the significance and reliability of its financial advisors given that a substantial portion of the payment for the Goldman Sachs opinion is condition upon the success of the transaction and payment for the Moelis opinion is entirely conditioned upon the closing of the transaction.

Response: In response to the Staff’s comment the Registrants have revised the disclosure on page 255 of the Registration Statement to explain how the board assessed the significance and reliability of its financial advisors.

Opinions of Advisors to Tronox Incorporated, page 229

General

88.	Staff’s comment: We note that the opinions of the financial advisors were delivered on or about September 25, 2011 and that neither opinion contemplates the proposed amendment to the Transaction Agreement. Please disclose whether in the board’s view the change in the structure of the Transaction, which now involves a two merger process pursuant to which Tronox Incorporated becomes a subsidiary of Tronox Limited, represents a material change of the assumptions upon which the financial advisors based their opinions.

Response: In response to the Staff’s comment the Registrants have revised the disclosure on page 252 of the Registration Statement. The board does not view the change in transaction structure as a material change to the assumptions upon which the financial advisors based their opinions. The aggregate effect of the two Mergers contemplated by the Amended and Restated Transaction Agreement is the same as the effect of the single merger contemplated by the original Transaction Agreement. Specifically, the consideration that Tronox Incorporated stockholders will receive after the consummation of the two Mergers is exactly the same as the consideration that they would receive in the single merger contemplated by the original Transaction Agreement, and the relative ownership in Tronox Limited by Exxaro and the former stockholders of Tronox Incorporated under the two-merger structure is exactly the same as the relative ownership under the one-merger structure.

United States Securities and Exchange Commission

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Opinion of Goldman Sachs, page 229

89.	Staff’s comment: Please disclose the compensation that Goldman Sachs received for services provided to the company during the past two years in accordance with Item 1015(b)(4) of Regulation M-A, as well as the compensation Goldman Sachs is expected to receive in connection with the contemplated refinancing. If the information necessary to accurately quantify the compensation paid or to be paid to the advisor is not available, and it would require unreasonable effort to obtain, please revise your disclosures to provide a narrative description of the fees paid or to be paid and an explanation of the reasons why such additional information is unavailable.

Response: In response to the Staff’s comment the Registrants have revised the disclosure on page 257 of the Registration Statement to disclose the compensation that Goldman Sachs received for services provided to Tronox Incorporated during the last two years and the compensation Goldman Sachs is expected to receive in connection with the contemplated refinancing.

90.	Staff’s comment: Please disclose the percentage of the $9 million transaction fee contingent upon the successful completion of the Transaction.

Response: In response to the Staff’s comment the Registrants have revised the disclosure on page 257 of the Registration Statement to disclose the percentage of the transaction fee contingent upon the successful completion of the Transaction.

Opinion of Moelis, page 232

91.	Staff’s comment: The second paragraph contains language that appears to limit the extent to which investors are entitled to rely on your disclosure: “[t]he following summary... does not purport to be a complete description of the analyses performed by Moelis in connection with its opinion.” While appropriate disclaimers concerning the nature of a summary are permitted, please revise to remove the implication that the summary is incomplete and does not describe all material bases for and methods of arriving at the opinion’s findings. Please comply with this comment also with respect to the first paragraph of the “Financial Analyses by Financial Advisors” disclosure on page 234 and the disclosure in first paragraph on page 237.

Response: In response to the Staff’s comment the Registrants have revised the disclosure on pages 258, 260 and 263 of the Registration Statement to remove the implication that the summary is incomplete and does not describe all material bases for and methods of arriving at the opinion’s findings.

United States Securities and Exchange Commission

Division of Corporation Finance

92.	Staff’s comment: Please express the transaction fee to be received by Moelis in U.S. dollars.

Response: In response to the Staff’s comment the Registrants have revised the disclosure on page 259 of the Registration Statement to express the transaction fee to be received by Moelis in U.S. dollars.

Financial Analyses by Financial Advisors, page 234

93.	Staff’s comment: With a view towards disclosure, please explain whether the disclosure represents a combination of the financial analyses performed separately by each financial advisor, or whether the financial advisors performed joint analyses in rendering their opinions. If the former, please tell us why you elected to present the information jointly.

Response: In response to the Staff’s comment the Registrants have revised the disclosure on page 260 of the Registration Statement to clarify that the financial advisors performed joint analyses in rendering their opinions.

Illustrative Discounted Cash Flow Analysis, page 234

94.	Staff’s comment: Please disclose how the financial advisors determined the multiples of enterprise value, including the discounted rates and the price to net value ratio. To assist an understanding of how the financial advisors arrived at the disclosed implied values, please revise the disclosure to provide additional information about the underlying data used to calculate the implied values. For example, disclose whether there were high, low, average or median values calculated and present the information in a tabular format.

Response: In response to the Staff’s comment the Registrants have revised the disclosure on page 260 of the Registration Statement to provide additional information about the underlying data used to calculate the implied values.

Contribution Analysis, page 236

95.	Staff’s comment: Please disclose the underlying data used to calculate the Implied Equity Value Contribution of Tronox Limited and Exxaro Mineral Sands.

Response: In response to the Staff’s comment the Registrants have revised the disclosure on page 262 of the Registration Statement to disclose the underlying data used to calculate the Implied Equity Value Contribution of Tronox Limited and Exxaro Mineral Sands.

Additional Interests of Tronox Incorporated Executive Officers and Directors in the

Transaction, page 237

96.	Staff’s comment: Please quantify the benefits that the executive officers and directors will receive as a result of the Transaction on an individual basis in tabular form.

United States Securities and Exchange Commission

Division of Corporation Finance

Response: The executive officers and directors are not receiving any special compensation in connection with the Transaction. Please see the disclosure on page 264 of the Registration Statement.

Description of Transaction Documents, page 251

97.	Staff’s comment: Please note that your disclosure that the representations and warranties contained in the Transaction Agreement and related agreements were made solely for the benefit of the other parties to the agreements suggests that the agreements do not constitute public disclosure under the federal securities laws of the United States. Please revise your disclosure to remove such implication.

Response: In response to the Staff’s comment the Registrants have revised the disclosure on page 278 to remove the implication that the Transaction Agreement and related agreements do not constitute public disclosure under the federal securities laws of the United States.

98.	Staff’s comment: Please provide us supplementally with a list that briefly identifies and summarizes the contents of each of the Exxaro Disclosure Schedules and of the Tronox Disclosure Schedules. Please note that in accordance with Item 601(b)(2) of Regulation S-K, the Transaction Agreement attached as Annex A to the prospectus and incorporated by reference therewith, must contain a list briefly identifying the contents of all omitted schedules. Please revise your disclosure accordingly.

Response: In response to the Staff’s comment the Registrants have revised the disclosure on pages A-110 to A-112 of Annex A to the Registration Statement to briefly identify the contents of all the omitted schedules. In addition, the Registrants are providing supplementally a summary of the contents of each of the Exxaro Disclosure Schedules and the Tronox Disclosure Schedules.

Reassessment of Environmental Provision Shortfall, page 262

99.	Staff’s comment: Please revise to explain the mechanics of the cash adjustment, including which party is expected to be responsible for providing this cash adjustment in the event of an upward or downward change in the estimate and how this cash adjustment is expected be funded.

Response: In response to the Staff’s comment the Registrants have revised the disclosure on page 289 of the Registration Statement to explain the mechanics of the cash adjustment.

Description of Tronox Incorporated Exchangeable Shares, page 293

100.

Staff’s comment: We note the statement in the second sentence of the introductory paragraph that the summary of the material terms of the Exchangeable Shares is “qualified in its entirety by reference to applicable Delaware law and regulation.” Please be advised that you may not qualify information in the prospectus in this manner unless

United States Securities and Exchange Commission

Division of Corporation Finance

incorporation by reference or a summary of a document filed as an exhibit is required. See Rule 411(a) of Regulation C. Please address this comment also with respect to your disclosure in the introductory paragraph of your “Governance of Tronox Limited” discussion on page 295, and the second introductory paragraph of the “Comparative Rights of Stockholders of Tronox and Shareholders of Tronox Limited” disclosure on page 306.

Response: In response to the Staff’s comment the Registrants have revised the disclosure on pages 322, 324 and 335 of the Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Statements, page 277

4. Estimate of assets to be acquired and liabilities to be assumed, page 284

101.	Staff’s comment: Please add disclosure to clarify where the $1,993.3 million of related party payables is included in the Pro Forma Adjustments column on page 279.

Response: In response to the Staff’s comment the Registrants have revised the disclosure on page 312 of the Registration Statement to clarify where the $1,993.3 million of related party payables is included in the Pro Forma Adjustments column on page 307 of the Registration Statement.

102.	Staff’s comment: Please tell us how the $209.8 million fair value of the non-controlling interest was determined.

Response: The $209.8 million fair value of the non-controlling interest was derived from an independent third party valuation that was performed in order to determine the fair value of the Exxaro Mineral Sands South African operations as a whole (on a 100% basis). Upon completion of the independent third party valuation, the fair value of the noncontrolling interest was determined by taking 26% of the total fair value of the Exxaro Mineral Sands South African operations.

103.	Staff’s comment: Please revise to explain how the $1,490.0 million gain arising from the bargain purchase has been allocated to the noncontrolling interest and to Tronox Limited stockholder’s equity, as shown on page 286.

Response: In response to the Staff’s comment the Registrants have revised the disclosure on page pages 314 and 315 of the Registration Statement to explain how the $1,490.0 million gain arising from the bargain purchase has been allocated to the noncontrolling interest and to Tronox Limited stockholder’s equity.

United States Securities and Exchange Commission

Division of Corporation Finance

Tronox September 30, 2011 Financial Statements

Note 5—Fresh-Start Accounting, page F-9

104.	Staff’s comment: We assume the enterprise value you have disclosed of $1,150.0 million is the same as the reorganization value described in ASC 852. If so, please tell us how you have complied with ASC 852-10-50-7c.

Response: In response to the Staff’s comment the Registrants has revised the disclosure beginning on page F-9 of the financial statements to include additional discussion regarding compliance with ASC 852.

Note 7—Balance Sheet Data, page F-15

105.	Staff’s comment: Please revise to describe the nature of materials and supplies included as inventories and explain how they qualify as inventoriable costs.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on page F-17 of the financial statements to include additional discussion regarding the nature of materials and supplies included as inventories in Tronox Incorporated’s financial statements.

Note 18 – Contingencies, page F-30

106.	Staff’s comment: You state you cannot reliably estimate a range of future additions to the reserves for environmental matters. On page 72 you state it is not possible for you to estimate the amount of future expenditures related to environmental matters because (1) environmental laws and regulations, as well as enforcement policies and clean up levels, are continually changing, and the outcome of court proceedings, alternative dispute resolution proceedings (including mediation) and discussions with regulatory agencies are inherently uncertain; and (2) additional sites may be identified in the future. Please explain to us how you factor in the possibility of additional sites being identified in determining whether an estimate can be made in connection with paragraph 4 of ASC 450-20-50. It appears that developing an estimate of the possible loss or range of loss would be done based on the potential loss at existing sites and that the possibility of additional sites being identified in the future would not preclude such an estimate. We also note that uncertainty in future changes in environmental laws and regulations would not necessarily preclude such an estimate. Please clarify the specific reasons an estimate cannot be made for your material contingencies where an estimate of possible loss or additional loss has not been provided.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on page F-33 of the financial statements to clarify the specific reasons an estimate cannot be made for Tronox Incorporated’s material contingencies where an estimate of possible loss or additional loss has not been provided.

United States Securities and Exchange Commission

Division of Corporation Finance

Tronox December 31, 2010 Financial Statements

4. Significant Accounting Policies, page F-49

Basis of Presentation, page F-49

107.	Staff’s comment: We note you proportionately consolidate the Tiwest Joint Venture. Please tell us and revise your filing to disclose what percentage of Tiwest’s revenues is directly attributable to its mining operations. We may have further comment.

Response: In response to the Staffs comment the Registrants do not believe disclosure of the percentage of Tiwest’s revenues directly attributable to its mining operations is required because such revenues are not significant to Tronox Incorporated’s revenues or operations.

The mining operations associated with the Tiwest Joint Venture are considered to be an integral part of Tronox Incorporated’s TiO2 business with only excess minerals being sold to the market by Exxaro on behalf of Tronox Incorporated. For the nine months ended September 30, 2011 and 2010, third party revenues related directly to the mining operations at the Tiwest Joint Venture were $60.7 million and $38.1 million, respectively. For the nine months ended September 30, 2011 and 2010, such revenues accounted for approximately 5% and 4%, respectively, of Tronox Incorporated’s consolidated revenue of $1,268.4 million and $891.8 million, respectively.

Self-Insurance, page F-52

108.	Staff’s comment: We note your disclosure that you self-insure for general liability, among other items. Please tell us your consideration of ASC Topic 450-20-25-8.

Response: ASC Topic 450-20-25-8 states that general or unspecified business risks do not meet the criteria for accrual in paragraph 450-20-25-2, and no accrual should be made. Tronox Incorporated has reviewed the criteria presented in paragraph 450-20-25-2. At September 30, 2011, Tronox Incorporated’s reserves include $8.5 million for workers compensation claims (a majority of which are historical claims retained by Tronox Incorporated through bankruptcy) and $1.4 million for auto and general liability claims. Tronox Incorporated believes that the amount of loss can be reasonably estimated at the balance sheet date. Tronox Incorporated utilizes an external actuary to determine, based on claim history, as well as actuarial assumptions, the amount of liability it can reasonably estimate for incurred but not reported claims. This analysis is performed on a quarterly basis, and is reviewed if certain events occur that indicate a potential material change in the estimated liability.

United States Securities and Exchange Commission

Division of Corporation Finance

Exxaro June 30, 2011 Financial Statements

109.	Staff’s comment: Please revise to explain the purpose of the issuance of the ordinary share by Exxaro TSA Sands (Pty) Ltd. and how the price of R1,800 million was determined.

Response: In response to the Staff’s comment the Registrants have revised the disclosure in the Exxaro Mineral Sands Operations Combined Financial Statements on page F-125 of the Registration Statement and have added disclosure to the Exxaro Mineral Sands Management’s Discussion and Analysis section on page 182 of the Registration Statement to explain the purpose of the issuance of the ordinary share by Exxaro TSA Sands (Pty) Ltd and how the price of R1,800 million was determined.

Exhibit 99.4 Consent of Moelis & Company LLC

Exhibit 99.5 Consent of Goldman, Sachs & Co.

110.	Staff’s comment: Please provide the basis for the limitation in each financial advisor’s consent that states that the consent shall be applicable to the current registration statement only and not to any subsequent amendments thereto.

Response: The Registrants’ financial advisors intend to provide a separate consent for each amendment to the Registration Statement as such filings are made.

Please note that the Registrants will furnish a letter at the time they request acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s comment letter.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at 405-775-5171 or the Registrants’ outside counsel, Christian Nagler at (212) 446-4660.

Sincerely,

/s/ Michael Foster
Michael Foster

Cc:	Daniel E. Wolf, Esq.

Christian O. Nagler, Esq.

Claire Sheng, Esq.